Exhibit 99.1

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY UPDATES BENGARA-II PLANS

JAKARTA – April 18, 2011 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today updated 2011 plans on the Bengara-II Block, Indonesia, owned by its 18% subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2").

Surface damage claims disputes with prawn farm operators in the area of the company's new seismic acquisition program have largely been overcome. Minor, local issues still arise from time to time. The acquisition of 280 square kilometers of new 3D seismic data is now over 60% complete. Preparatory work is in progress on the planned acquisition of an additional 920 line kilometers of 2D seismic data. Recording of the 2D program will follow completion of recording of the 3D program and will likely coincide with the first 2011 drilling.

The first well of 2011 is now set to be the Muara Makapan-2 well ("MM-2"). CGB2 expects a late third quarter spud of MM-2 which is budgeted at US$ 22.5 Million. An additional well of similar cost is included in CGB2's preliminary budget for 2011 but will not be confirmed until after the MM-2 well is completed.

The MM-2 well is designed as an appraisal to the 1988 Muara Makapan-1 ("MM-1") gas and condensate discovery which tested gas at a rate of 19.5 MMCFD and condensate at a rate of 600 BPD. The precise location of the MM-2 will be determined upon review of the 3D seismic but is expected to be in the general vicinity of the MM-1 discovery well which was drilled offshore, but in water only 1.7 meters deep, in the estuary of the Bulungan River. It has not yet been determined whether drilling operations will be conducted from a barge or from an artificial island.

CGB2 believes MM-2 offers a low-risk, fast-track, path to a Plan-of-Development ("POD") for the Bengara-II Block. Reliable and substantive test results and reservoir information were derived from the MM-1 discovery well. This, coupled with the newly acquired 3D seismic data, plus a successful confirmation test of gas and condensate at the planned MM-2 well, should provide sufficient confidence in reserves determinations to justify a POD approval from the Indonesian government.

On behalf of the Company,
Richard L. McAdoo, CEO

Source: Continental Energy Corporation
Media Contact: 318-387-3309 R.V. Rudman, CFO - or - AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.